GERALD R. TUSKEY, PERSONAL LAW CORPORATION

Suite 1000, 409 Granville Street

Vancouver, B.C.

V6C 1T2   Canada

Telephone:  (604)681-9588     Facsimile:  (604)688-4933

Email:  gtuskey@telus.net

February 16, 2005

VIA EDGAR/COURIER FILING

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:  Ms. Susann Reilly, Attorney

Dear Ms. Reilly:

Re:  McNab Creek Gold Corporation (the "Company")

        - Registration Statement on Form 10-SB

        - File No. 0-50915

        - Filed on September 16, 2004

We provide the following responses to your comment letter dated October 29, 2004.  We have enclosed three black-lined copies and one clean copy of amendment number 2 to the 10-SB registration statement.

General

1.

We have enclosed a written statement from the Company signed by the C.E.O. acknowledging its responsibility for the adequacy and accuracy of disclosure in the Form 10-SB filing.

2.

The Company’s acquisition of its SMH Property and Roxy Property were negotiated at arm’s length with Mr. E.L. Hunsaker III before he became a director of the Company.  However, in view of a potential conflict of interest in Mr. Hunsaker remaining as a director of the Company, he has resigned his position as a director of the Company and has been replaced by Mr. Christopher R. Verrico.  All references to Mr. Hunsaker and his interest in the Company’s properties as a member of management have been deleted from the 10-SB registration statement.  For your supplementary information we provide the following information respecting the Company’s acquisition of its two properties:

The SMH 31-50 claims were transferred to McNab Creek Gold Corporation by virtue of a Quitclaim Deed executed in January 2004 by Scoonover Exploration LLC of Elko,

Nevada.  E.L. Hunsaker III, is a managing member of Scoonover Exploration LLC (Scoonover Exploration a Nevada Limited Liability Company).   The claims were acquired for the consideration of $3,500; with a 2.5% net smelter return royalty retained by Scoonover (the 2.5% net smelter return royalty was sold to Golden Patriot Corp., of which E.L. Hunsaker III is also a director).   The SMH quitclaim is recorded in Eureka County Nevada Book 374, Page 001-003.

The Roxy 1-8 claims were transferred to McNab Creek Gold Corporation by virtue of a Quitclaim Deed executed in July 2004 by Scoonover Exploration LLC of Elko, Nevada.  E.L. Hunsaker III, is a managing member of Scoonover Exploration LLC (Scoonover Exploration a Nevada Limited Liability Company).   The claims were acquired for the consideration of $3,500; with a 2.5% net smelter return royalty retained by Scoonover (the 2.5% net smelter return royalty was sold to Golden Patriot Corp., of which E.L. Hunsaker III is also a director).  The Roxy quitclaim is recorded in Pershing County Nevada Book 384, Page 740-742.

3.

We have inserted the small scale map which you requested.

4.

We have not included a definition of the term "cutoff".  In the Company’s view, a cutoff grade definition is not appropriate as the Company is only in early stage exploration and that term is relevant only in a feasibility study or actual mining setting.

Cover Page

5.

We have included the Commission's file number.

Item 1.  Description of Business, page 3

6.

We have added the requested disclosure.

7.

We have added the requested disclosure.

8.

We have added the requested disclosure.

9.

We have revised the disclosure to include the transaction with respect to the Eureka County, Nevada transaction.  A copy of the agreement has been filed as an exhibit.

10.

We have included the salient issues of this transaction.  A copy of the acquisition agreement has been filed as an exhibit.

Competitive Business Conditions and Our Competitive Position in the Industry and Methods of Competition, page 3

11.

We have clarified the disclosure under this section with respect to our properties.

Sources and Availability of Raw Materials and the names of Principal Suppliers, page 4

12.

We have disclosed the availability of equipment in the last paragraph under Plan of Operation and under this heading.

Patents, Trademarks, Licenses, Franchises, …, page 4

13.

We have amended the disclosure under the heading "Patents, Trademarks, Licenses and Franchises.

Costs and Effects of Compliance with Environmental Laws (federal, state and local), page 5

14.

We have discussed the costs and effects of compliance with environmental laws during the next 12 months.  Given that environmental compliance during a "mining period" is complex and uncertain because there is no discovered mineral deposit to be mined, this discussion has not been included.

Plan of Operation, page 5

15.

We have expanded the disclosure under the heading "Accessibility and Physiography" as requested.

16.

Exploration work or results done by third parties which have been referred to in the Form 10-SB have been obtained from public sources.  The proper citation has been provided in the disclosure.  These are not experts who have been retained specifically by the Company and accordingly their consents are not required.

17.

We have revised this disclosure to make it less technical.  We have summarized information where appropriate.

18.

The checklist which you suggest is not appropriate for the types of properties held by the Company.  The current discussion is appropriate and pertinent for early stage exploration properties.  The conversion of ppb quantities to ppm quantities would be inconsistent with the values as they were originally determined from several reputable assay labs.

19.

We have made the requested disclosure regarding operating losses and requirement for additional funds.

20.

We have disclosed what additional sources of funds the Company will seek in the event they are required.

21.

We have specified the persons who will complete assessment and the criteria they will consider.

22.

We have disclosed that no finder's fees will be paid.

23.

We have specified the Company's plans if it is determined that initial exploration results are not sufficiently positive to enable the Company to proceed.

SMH Property - Plan of Operation, page 6

24.

We have revised the disclosure to specify when the first phase will be done.  The disclosure does describe all anticipated activities in the 12 months following effectiveness of the registration statement.

Roxy Prospect - Plan of Operation, page 6

25.

We have revised the disclosure to specify when the first phase will be done and to describe all anticipated activities in the 12 months following effectiveness of the registration statement.

SMH Prospect, page 7

26.

We have defined an "unpatented "claim.

Accessibility and Physiography, page 11

27.

We have described the affect weather can have on the accessibility on the properties.

Item 5.  Directors and Executive Officers, Promoters and Control Persons, page 15

28.

Mr. Hunsaker is no longer a director of the Company.

Item 5.  Directors and Executive Officers, page 15

29.

Mr. Hunsaker is no longer a director of the Company.

30.

Mr. Hunsaker is no longer a director of the Company.

Item 6.  Executive Compensation, page 16

31.

We have provided the information for the past three years.

32.

We have included a note regarding the initial seed stock issued to the Company's C.E.O.

Item 7.  Certain Relationships and Related Party Transactions, page 16

33.

We have revised this disclosure.

Item 8.  Description of Securities, page 17

34.

We have revised the disclosure regarding cumulative voting.

35.

We have described the provision in Article III, Section 1(d) of the bylaws.

Part II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 18

Market Price, page 17

36.

We have provided the requested disclosure.

Recent Sales of Unregistered Securities, page 18

37.

We have disclosed the date of sales and amount of money received for the sales as requested.

Exhibits

38.

We have filed all the additional exhibits requested.

Accounting Comments

Statement of Stockholders' Equity (Deficiency)

39.

These were founder’s shares.  See new Note 10 in the audited financial statements.  See also our response to comment #40.

40.

The Company's original 2,250,000 founder's shares were issued in consideration for services rendered at a price of $0.001 per share.  This was a decision of the Company's original incorporator.  When the Company's original incorporator decided not to use the Company as originally planned, he gave it to the Company's current C.E.O., Mr. Kenneth Townsend, for the cost of incorporation.  Mr. Townsend wanted all of the Company's shares issued for cash and accordingly cancelled the original 2,250,000 shares which had been issued for services rendered.  Mr. Townsend then subscribed for his 544,000 common shares at $0.01 per share.

Statement of Operations

41.

This revision has been made.

Note 2 - Significant Accounting Policies

b)

Mineral Properties and Exploration Expenses

42.

This revision has been made.

(o)

New Accounting Pronouncements

43.

This revision has been made.

Note 3 - Equipment

44.

This revision has been made.

Note 6 - Promissory Notes Payable

45.

This revision has been made.

6/30/04 Statements of Operations

46.

This revision has been made.

General

47.

We have updated the financial statements to include the unaudited quarterly statements for the period ending December 31, 2004.

We look forward to receiving any additional comments which you may have or notification that the Company's Form 10-SB has been accepted for filing.

Yours truly,

Gerald R. Tuskey,

Personal Law Corporation

Per:

/s/Gerald R. Tuskey

Gerald R. Tuskey